UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number: 001-36907

Hailiang Education Group Inc.

1508 Binsheng RD,

Binjiang District, Hangzhou City,

Zhejiang, China 310052

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

As previously disclosed in the current report on Form 6-K filed with the Securities Exchange Commission, (the “SEC”) on June 30, 2017 by Hailiang Education Group Inc., a Cayman Islands company, (the “Company”), on June 30, 2017, Zhejiang Hailiang Education Consulting and Services Co., Ltd., a wholly owned subsidiary of the Company (“Hailiang Consulting” or “WFOE”) , entered into a series of amended and restated contractual arrangements with Zhejiang Hailiang Education Investment Group Co., Ltd., (“Hailiang Investment”), and Mr. Hailiang Feng (“Mr. Feng”), the controlling shareholder of the Company and the then sole shareholder of Hailiang Investment (collectively, the “First Amended and Restated VIE Agreements”). Desspite the changes, Hailiang Investment continued to function as our variable interest entity, or VIE, in the PRC.

Second Amendment and Restatement of the VIE Agreements

On February 8, 2018, Zhejiang Zhongyida Investment Co., Ltd, a PRC company 100% owned by Mr. Feng and his wife (“Zhongyida”), became a 0.1% record shareholder of Hailiang Investment by contributing additional capital to Hailiang Investment. As of the date of this Report, Mr. Feng and Zhongyida hold 99.9% and 0.1% equity interest in in Hailiang Investment, respectively. In order to include Zhongyida as an additional shareholder of record of Hailiang Investment in the existing VIE contractual arrangements, on February 23, 2018, each of the First Amended and Restated VIE Agreements were further amended and restated, whereby Hailiang Investment, Hailiang Consulting, Mr. Feng and Zhongyida entered into a series of contractual arrangement (the “Second Amended and Restated VIE Agreements”), including the Second Amended and Restated Call Option Agreement, Second Amended and Restated Powers of Attorney, Second Amended and Restated Consulting Services Agreement and Second Amended and Restated Equity Pledge Agreement. The recording process for the Second Amended and Restated VIE Agreements with the local government was completed on March 15, 2018. As a result, Hailiang Investment continues to function as our VIE in the PRC.

The following chart illustrated the corporate structure of the Company as of the date of this Report.

Notwithstanding the aforementioned changes, the Second Amended and Restated VIE Agreements continue to enable the Company to:

•	exercise the power over Hailiang Investment, our VIE in the PRC;

•	have the exposure or rights to variable returns from its involvement with Hailiang Investment; and

•	exercise the ability to affect those returns through use of its power over Hailiang Investment.

The following is a summary of the material provisions of the Second Amended and Restated VIE Agreements.

Second Amended and Restated Call Option Agreement.

Pursuant to the Second Amended and Restated Call Option Agreement among Hailiang Consulting, Hailiang Investment, Mr. Feng and Zhongyida entered into on February 23, 2018, Mr. Feng and Zhongyida unconditionally and irrevocably granted Hailiang Consulting or its designee an exclusive option to purchase, to the extent permitted under PRC laws and regulations, in certain cases, including but not limited to the cancellation of any of the Second Amendment and Restatement of the VIE Agreements or liquidation or dissolution of Hailiang Investment, all or part of the equity interest in Hailiang Investment at the lowest consideration permitted by PRC laws and regulations. Hailiang Consulting has the sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. In the event that the exercise price is higher than the registered capital of Hailiang Investment, Mr. Feng and Zhongyida agreed to return any consideration paid in excess of such registered capital to Hailiang Consulting or any third party it designates. Without Hailiang Consulting’s written consent, Hailiang Investment, Zhongyida or Mr. Feng may not sell, transfer, pledge or otherwise dispose of or create any encumbrance on any of Hailiang Investment’s assets, businesses or equity interests or merge with or acquire other businesses. Without Hailiang Consulting’s written consent, Hailiang Investment may not enter into any material contracts, incur any indebtedness or provide any loan or guarantee to a third party, or alter the nature or scope of its business. The Second Amended and Restated Call Option Agreement may not be terminated by Hailiang Investment, Zhongyida or Mr. Feng, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, the Second Amended and Restated Call Option Agreement shall remain in full force and effect until Hailiang Investment’s term of operations expires in April 2042.

Second Amended and Restated Power of Attorney.

On February 23, 2018, Feng and Zhongyida executed an irrevocable Second Amended and Restated Power of Attorney appointing Hailiang Consulting, or any person designated by Hailiang Consulting, as their attorney-in-fact to (i) exercise on their behalf all their rights as shareholders of Hailiang Investment, including those rights under PRC laws and regulations and the articles of association of Hailiang Investment, such as appointing, replacing or removing directors, declaring dividends and making decisions on operational and financial matters, (ii)act as the representative of Hailiang Investment in its business operations, and (iii) unconditionally assign the shareholding rights of each of Mr. Feng and Zhongyida to Hailiang Consulting, including dividends or other benefits associated with shareholding that Mr. Feng and Zhongyida each receives from Hailiang Investment.

Second Amended and Restated Consulting Services Agreement.

Pursuant to the Second Amended and Restated Consulting Services Agreement among Hailiang Consulting, Hailiang Investment, Zhongyida and Mr. Feng, entered into on February 23, 2018, Hailiang Consulting (or its controlled affiliate) has the exclusive right to provide comprehensive technical and business support services to Hailiang Investment’s affiliated entities. In particular, such services include developing curriculum, conducting market research and offering strategic business advice, providing information technology services, providing public relations services, providing support for teacher hiring and training and providing other services that the affiliated entities may need from time to time. Without the prior written consent of Hailiang Consulting, none of Hailiang Investment’s affiliated entities may receive such services from any third party. Hailiang Consulting owns the exclusive intellectual property rights created despite the changes of the performance of services under this Second Amended and Restated Consulting Services Agreement. Hailiang Investment’s affiliated entities agree to pay annual service fees, calculated as a percentage of their total revenue, to Hailiang Consulting (or its controlled affiliate). At the sole discretion of Hailiang Consulting, the service fees may be adjusted from time to time based on the complexity of the services provided, the time and resources committed by Hailiang Consulting (or its controlled affiliate) and the commercial value of the services. The Second Amended and Restated Consulting Agreement enables Hailiang Consulting (or its controlled affiliate) to charge an annual service fee, the maximum of which equals the net income of Hailiang Investment’s affiliated entities after deducting the mandatory development reserve fund and other necessary costs prior to the payment of such service fees. As part of the Second Amended and Restated Consulting Agreement, Hailiang Investment, Zhongyida and Mr. Feng agree that each of them will not take any actions, such as incurring indebtedness, disposing of material assets, materially changing the scope or nature of the business of Hailiang Investment’s affiliated entities, disposing of their equity interests in Hailiang Investment’s affiliated entities, or paying dividends to Mr. Feng or Zhongyida without the written consent of Hailiang Consulting. The Second Amended and Restated Consulting Agreement may not be terminated by Hailiang Investment, Zhongyida, or Mr. Feng, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, the Second Amended and Restated Consulting Agreement shall remain in full force and effect during the term of operations of Hailiang Investment’s affiliated entities.

Second Amended and Restated Equity Pledge Agreement.

Pursuant to the Second Amended and Restated Equity Pledge Agreement among Hailiang Consulting, Zhongyida, Mr. Feng and Hailiang Investment entered into on February 23, 2018, each of Mr. Feng and Zhongyida unconditionally and irrevocably pledged all of their respective equity interests in Hailiang Investment to Hailiang Consulting to guarantee performance of the obligations of Hailiang Investment’s affiliated entities under the Second Amended and Restated Call Option Agreement, the Second Amended and Restated Power of Attorney, and the Second Amended and Restated Consulting Agreement, each as described above. Zhongyida and Mr. Feng each agreed that without prior written consent of Hailiang Consulting, they shall not transfer or dispose of the pledged equity interests, commence any bankruptcy or liquidation process of Hailiang Investment or create or allow any encumbrance on the pledged equity interests. The Second Amended and Restated Equity Pledge Agreement may not be terminated by Hailiang Investment, Zhongyida or Mr. Feng, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, the Second Amended and Restated Equity Pledge Agreement remains in full force and effect until all of the obligations of Hailiang Investment’s affiliated entities under the consulting services agreement have been duly performed and related payments are duly paid. The pledge of equity interests in Hailiang Investment by Mr. Feng and Zhongyida has been duly registered with the local branch of SAIC and becomes effective upon such registration.

The above referenced agreements are qualified in their entireties by reference to the complete text of the Second Amended and Restated Call Option Agreement, the Power of Attorney, the Second Amended and Restated Consulting Agreement, and the Second Amended and Restated Equity Pledge Agreement, which are filed hereto as Exhibits 10.1 to 10.4.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hailiang Education Group Inc.

Date: March 30, 2018	By:	/s/ Ming Wang
	Name:	Ming Wang
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 10.1	English translation of Second Amended and Restated Call Option Agreement among Hailiang Consulting, Zhongyida, Mr. Feng and Hailiang Investment, dated February 23, 2018

Exhibit 10.2	English translation of Second Amended and Restated Power of Attorney from Zhongyida and Mr. Feng, dated February 23, 2018

Exhibit 10.3	English translation of Second Amended and Restated Consulting Services Agreement among Hailiang Consulting, Zhongyida, Mr. Feng and Hailiang Investment, dated February 23, 2018

Exhibit 10.4	English translation of Second Amended and Restated Equity Pledge Agreement among Hailiang Consulting, Zhongyida, Mr. Feng and Hailiang Investment, dated February 23, 2018